UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________

FORM 11-K

_________________________

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

x    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE    ACT OF 1934.

For the transition period from __________ to __________

Commission file number 001-12647

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oriental Bank CODA Profit Sharing Plan

c/o Oriental Bank
254 Muñoz Rivera Avenue,

Oriental Center 15th Floor

San Juan, Puerto Rico 00918

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFG BANCORP

254 Muñoz Rivera Avenue,

Oriental Center 15th Floor

San Juan, Puerto Rico 00918

The Oriental Bank CODA Profit Sharing Plan

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015	3

Notes to Financial Statements	4 – 10

Supplemental Schedule:
Schedule I – Schedule H, Line 4i - Schedule of Assets (Held at Year End) as of December 31, 2015	11

Exhibits	12

Signatures	13

Report of Independent Registered Public Accounting Firm

The 1165(e) Retirement Plan Committee

The Oriental Bank CODA Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Oriental Bank CODA Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

June 24, 2016

San Juan, Puerto Rico

Certified Public Accountants

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments at fair value:
Cash and money market instruments	$7,640	$12,427
Common stock	2,015,839	4,056,456
Insurance company investment contracts
(pooled separate accounts)	31,790,475	31,249,800
	33,813,954	35,318,683
Fully benefit-responsive investment contract
(stable value fund), at contract value	7,377,514	7,260,285
Total investments	41,191,468	42,578,968
Receivables:
Dividends	16,523	24,363
Notes receivable from participants	19,851	32,497
Total receivables	36,374	56,860
Other assets	12,166	-
Total assets	$41,240,008	$42,635,828
Liabilities:
Other liabilities	$105,216	$71,284
Total liabilities	105,216	71,284
Net assets available for benefits	$41,134,792	$42,564,544

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2015

2015
Additions to net assets attributed to:
Dividends	$85,583
Interest and other	108,614
Contributions:
Participants	2,958,875
Employer	799,517
Total additions	3,952,589
Deductions from assets attributed to:
Benefits paid to participants	(2,998,023)
Net depreciation in fair value of investments	(2,277,127)
Administrative fees	(107,191)
Total deductions	(5,382,341)
Net decrease	(1,429,752)
Net assets available for benefits:
Beginning of year	42,564,544
End of year	$41,134,792

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

(1)           Description of the Plan

The following description of The Oriental Bank CODA Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)           General

The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank (the “Employer”), a wholly owned subsidiary of OFG Bancorp (the “Company”), for the benefit of the Employer’s and its affiliated companies’ employees who are residents of Puerto Rico and are age 21 or older. The Plan is intended to be a qualified plan pursuant to the Puerto Rico Internal Revenue Code of 2011, as amended (the “2011 Code”). It contains a cash or deferred arrangement qualifying under the 2011 Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)           Contributions

Each year, participants may contribute up to the maximum deferral amount under the provisions of Code Section 402(g) of the U.S. Code as annually indexed by the U.S. Internal Revenue Service (for 2015 and 2014 the limits were $18,000 and $17,500, respectively). If in addition to a deferral election under the Plan, participants contribute to an individual retirement account in Puerto Rico (“PR-IRA”), pre-tax contributions to both the Plan and a PR-IRA in the aggregate cannot exceed the sum of the annual deferral limit under the 2011 Code ($20,000 for the tax years ended December 31, 2015 and 2014). Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers pooled separate accounts, a stable value fund, and shares of common stock of the Company as investment options for participants. Participants direct the investment of their matching contributions in the Plan. The Employer provides a discretionary matching contribution of 50% of each participant’s contributions up to a maximum contribution for matching purposes of 4% of the participant’s compensation per year.

(c)           Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Employer’s contribution and Plan earnings, and charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)           Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.

(e)           Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or its heirs may elect to receive the value of the vested interest in his or her account in either a lump sum amount, a fixed period that may not exceed the participant’s life expectancy or through a fixed annuity contract. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

(f)            Loans to Participants

The Plan does not allow for loans to participants. In October 2013, the Plan Participación en Beneficios 1081 Banco Bilbao Vizcaya Argentaria Puerto Rico ("BBVAPR"), a defined contribution plan which covered all fulltime employees of the former BBVAPR Bank, transferred its existing participant loans amounting to approximately $54,000 to the Plan. These loans will be extinguished as they are repaid by participants. Loan terms range from 1-5 years or up to 30 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions. No additional loans will be granted to participants.

(g)           Forfeited Accounts

Employer contributions that are not vested upon termination of employment are forfeited and may be used to pay administrative expenses and then reduce future contributions to the Plan by the Employer. For the years ended December 31, 2015 and 2014, forfeitures totaling approximately $9,000 and $197,000, respectively, were used to offset Employer contributions. At December 31, 2015 and 2014 the forfeiture account had no balance.

(h)           Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Employer’s contributions.

(2)           Summary of Significant Accounting Policies

Following are the significant accounting policies followed by the Plan:

(a)           Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, for a defined contribution plan attributable to fully benefit responsive investment contracts, such as the stable value fund, the contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits since it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the contract value of the fully benefit-responsive investment contracts.

(b)           Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the valuation of investments.

(c)           Risks and Uncertainties

The Plan invests in various financial instruments. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

(d)           Investments Valuation and Income Recognition

Fully benefit-responsive investment contracts (FBRICs) are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Stable Value Fund.

Plan investments, other than FBRICs, are stated at fair value. See Note 3 for discussion of fair value measurements.

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date, taking into consideration the ex-dividend date. Net appreciation/ depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)           Payments of Benefits

Benefits are recorded when paid.

(f)            Plan Expenses

Under the Plan’s contract entered into with Transamerica Retirement Solutions Corporation ("Transamerica"), contract asset charges are assessed each month based on the actual combined balance of all separate accounts and the stable value fund. These charges are presented as administrative fees in the statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses paid and absorbed by the Employer during the year ended December 31, 2015 amounted to $103,617.

(g)           Recent Accounting Developments

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. Management elected the early adoption of the provisions of this new standard. Accordingly, the standard was retrospectively applied.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted. The amendments within Parts I and II require retrospective application. Management elected the early adoption of the provisions of Parts I and II of this new standard. Accordingly, these provisions were retrospectively applied.

(3)           Fair Value

As discussed in Note 2, the Plan uses the fair value measurement framework under U.S. generally accepted accounting principles.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:

Level 1 – assets include equity securities that are traded in an active exchange market, as well as certain money market instruments. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2 – observable inputs other than Level 1 prices such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation. As of December 31, 2015 and 2014, the Plan did not have such assets.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Shares of the Company’s common stock: valued at quoted closing market prices (“Level 1”).

Money Market Instruments: stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date (“Level 1”).

The estimated fair value is subjective in nature and involves uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could affect these fair value estimates.  The fair value estimates do not take into consideration the value of future business and the value of assets and liabilities that are not financial instruments.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

There were no transfers into or out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2015 and 2014.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2015 and 2014:

	December 31, 2015
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Cash and money market instruments	$7,640	$-	$-	$7,640
Common stock	2,015,839	-	-	2,015,839
	2,023,479	-	-	2,023,479
Investment measured at net asset value (a)	-	-	-	31,790,475
	$2,023,479	$-	$-	$33,813,954

(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

	December 31, 2014
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Money market instruments	$12,427	$-	$-	$12,427
Common stock	4,056,456	-	-	4,056,456
	4,068,883	-	-	4,068,883
Investment measured at net asset value (a)	-	-	-	31,249,800
	$4,068,883	$-	$-	$35,318,683

(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

(4)           Stable Value Fund

Transamerica offers a stable value fund that the participant may elect to transfer all or part of their funds into. The stable value fund is considered to be a fully benefit-responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by Transamerica, is the beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement that approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of Transamerica or otherwise. The fair value of the investment contract at December 31, 2015 and 2014 was $7,377,514 and $7,260,285, respectively. The stable value funds invests in Guaranteed Investment Contracts ("GICs"). This investment seeks to protect against any loss of principal while providing returns in excess of money market funds and one year U.S. Treasury bills. The investment has a portfolio investment rate design in which all deposits are credited with the same interest rate, on a daily basis, and with no set maturity. The effective credited interest rate is set monthly and effective on the first day of the month. Contract charges may reduce this return. The Transamerica sable value fund is not a separate account investment choice – it is an investment in Transamerica’s general account.

Certain events limit the ability of the Plan to transact at contract value with Transamerica. Such events include the following: (1) the Plan is changed so as to significantly affect Transamerica’s obligations to the contract, (2) the contract can no longer be treated as a pension plan contract, (3) the Plan is terminated, (4) failure to comply with the contract’s requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator is not aware of any events, which would limit the Plan’s ability to transact at contract value with participants that are probable.

(5)           Other assets

During the plan year ended December 31, 2015, the Employer successfully negotiated a fee concession with Transamerica that resulted in Transamerica rebating certain amounts to the plan. The rebate amount is equal to 12.5 basis points per year based on the balances with Transamerica. This rebate is calculated on a monthly basis and credited to the Expense Budge Account, a suspense account used by Transamerica.

The Expense Budget Account may be used for plan expenses or allocated to participants as additional income. At December 31, 2015, the Plan did not apply this amount to expenses or to participants. The balance remains in the Expense Budget Account and is included as other assets in the statements of net asset available for benefits.

(6)           Related‑Party Transactions

Certain Plan investments are shares of the Company’s common stock. The Employer is the Plan sponsor and trustee and a wholly owned subsidiary of the Company and, therefore, qualifies as a party in interest. At December 31, 2015 and 2014, the Plan held an investment of 275,388 and 243,631 shares of the Company’s common stock, respectively. The fair value of the common stock at December 31, 2015 and 2014 was $2,015,839 and $4,056,456, respectively.

The recordkeeper of the Plan is Oriental Pension Consultants, Inc. (“OPC”), a subsidiary of the Company. Fees charged by OPC for services provided were absorbed by the Employer.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

(7)           Income Taxes

The trust established to fund the Plan is intended to be exempt from Puerto Rico and U.S. income taxes, the 2011 Code, and the U.S. Code. As applicable, the Plan is required to operate in conformity with the 2011 Code and the U.S. Code to maintain its qualification. The Plan administrator believes that the Plan is designed and operating in compliance with the applicable requirements of the Puerto Rico Treasury Department (“PR Treasury”) and U.S. Code and remains qualified.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the PR Treasury. As of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for the years prior to 2012.

(8)           Excess Contributions Payable to Participants

The Plan is subject to certain non-discrimination rules under ERISA and the 2011 Code. For 2015 and 2014 the Plan failed certain of the non-discrimination tests under the 2011 Code due to lower contribution percentages by non-highly compensated eligible employees relative to the contribution percentages of highly compensated eligible employees. In order to meet the requirements of the non-discrimination rules, the Plan refunded a portion of the contributions made by highly compensated participants, in accordance with applicable provisions of the 2011 Code. The refund for 2015, paid in March 2016, totaled $105,216. The refund for 2014, paid in March 2015, totaled $71,274. The refunds are included as other liabilities in the statements of net assets available for benefits.

(9)           Prohibited Transaction – Participants’ Contributions Remittances

In accordance with the U.S. Department of Labor’s Regulation 2510.3102, an employer is required to segregate participants’ contributions from its general assets as soon as practical when amounts are contributed by participants or withheld from their wages for a pension benefit plan such as the Plan. No prohibited transactions occurred during the years ended December 31, 2015 and 2014.

(10)       Subsequent events

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 24, 2016, the date of filing this Annual Report on Form 11-K for the year ended December 31, 2015.

SCHEDULE I
THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

		(c)
	(b)	Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value
	Identity of issue, borrower, lessor, or similar party Identity of issue, borrower, lessor, or similar party		(d)	(e)
(a)			Cost	Current value
	Participant directed:
*	OFG Bancorp	OFG Bancorp:
		Common Stock; 275,388 shares	**	$2,015,839
	Transamerica	Pooled Separate Accounts:
		Transamerica AA - Moderate; 283,324 units	**	5,574,814
		WMC Core Equity; 473,798 units	**	5,063,039
		AEGON Balanced; 60,630 units	**	4,863,184
		SSgA Russell Lg Cap Grth Ind; 241,367 units	**	3,674,992
		American Century Government Bond; 164,578 units	**	3,163,379
		Fidelity Advisor Lev Co Stk; 39,759 units	**	2,249,873
		SSgA International Index; 64,471	**	1,643,657
		Loomis Sayles Inv Grade Bond; 28,383	**	1,048,120
		Transamerica AA - Moderate Growth; 42,948 units	**	852,834
		Thornburg Core Growth; 32,898 units	**	784,752
		Transamerica AA - Growth; 26,959 units	**	532,900
		SSgA Russell LC Value Index; 20,906 units	**	499,244
		Transameric Partners High Yield Bond; 12,212 units	**	428,881
		TA Vanguard Small- Cap Index; 2,356 units	**	418,188
		Loomis Sayles Bond; 5,480 units	**	359,832
		SSgA Russell SC Value Index; 4,485 units	**	313,863
		Transamerica AA - Conservative; 15,610 units	**	299,820
		TA Vanguard Small- Cap Grth Idx; 253 units	**	8,614
		Franklin Small-Mid Cap Growth; 297 units	**	7,075
		Invesco American Value; 237 units	**	3,414
				31,790,475

	Cash and money markets	Cash and Bank Deposit Sweep Program	**	7,640
	Fully benefit-responsive investment contract:
	Transamerica	Transamerica Stable Value; 382,321 units	**	7,377,514
	Other assets:
	Transamerica	Expense Budget Account	—	12,166
*	Notes receivable from participants	Notes, with interest rate of 9.5%; maturities ranges
		through 2032	—	19,851
				$41,223,485
*	Party-in-interest as defined by ERISA
**	Not applicable as these are participant directed.

See the accompanying report of independent registered public accounting firm.

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN (Name of Plan)

Date:	June 24, 2016	/s/ Ganesh Kumar
Ganesh Kumar
Executive Vice President and
Chief Financial Officer

/s/ Juan J. Santiago
Vice President and Trust Officer